EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2021

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of May 12, 2021.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the three months ended March 31, 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX and on the Frankfurt Stock Exchange under the symbol "6E9".

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's more than 17-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty and property interests since 2012. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Financial Update

  EMX ended the three-month period at March 31, 2021 ("Q1-2021") with a balance sheet including cash and cash equivalents of $49,200,000, investments, strategic investments, receivables, and loans receivable valued at $24,197,000, and no debt.
  EMX had revenue of $1,298,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was royalty income of $392,000 and $398,000 for the fair value of equity positions received on the sale and option of property interests. Revenues for Q1-2021 increased compared to Q1 2020 with an increase in option and other property income, and dividend income offset by a decrease in interest income.

  Royalty generation costs totaled $4,027,000 of which the Company recovered $2,740,000 from partners.
  General and administrative expenses totaled $1,851,000 which includes $985,000 in salaries and consultants, $274,000 in administrative costs, $213,000 in professional fees, $187,000 in transfer agent and filing fees, $20,000 in travel, and $172,000 in investor relations costs. General and administrative costs can fluctuate from period to period depending on activity and timing of comparable costs.
  For the quarter, the Company had a net loss from operations of $2,648,000 including $255,000 in depletion and depreciation costs, and $542,000 in share-based compensation. Other items affecting net loss and financial results in Q1-2021 include a realized gain of $441,000 on the sale of marketable securities, the Company’s share of income in an associated entity of $221,000, a fair value loss on investments of $1,321,000, and a foreign exchange adjustment of $1,117,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussion summarizes the work conducted in Q1, as well as subsequent events, by the Company and its partners.

  In North America, EMX received provisional payments of approximately US$210,000 from the sale of 120 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South royalty property in Nevada, operator McEwen Mining disclosed first time open pit constrained reserves as part its Gold Bar Mine feasibility study. On the royalty generation front, EMX optioned one gold project in Idaho, and six copper projects in Arizona, New Mexico, and Utah. As partnered properties were advanced, the Company's royalty generation programs added new gold and copper projects to the portfolio by staking open ground.

EMX’s royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $168,000 in cash and fair value equity payments.

  EMX filed a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" authored by Mineral Resource Management LLC on SEDAR in Q1. Timok operator Zijin Mining Group Co. Ltd. continued on pace with development of the Upper Zone copper-gold project which is covered by an EMX 0.5% NSR royalty.
  In Fennoscandia, the Company optioned six precious and battery metals projects for share equity, advance royalty payments, and NSR royalty interests to EMX's benefit. The Company also executed a definitive agreement with Gold Line Resources and Agnico Eagle, by which Gold Line can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged cash payments as well as shares of Gold Line and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000, with EMX receiving additional share and cash payments from Gold Line as reimbursement for the EMX shares issued to Agnico. As these new deals were consummated, partner companies continued to advance EMX's royalty properties, which included encouraging results from Norden's drill programs at the Gumsberg VMS project in Sweden's Bergslagen mining district.

EMX is a leading explorer and holder of mineral rights in Fennoscandia, and in Q1 further bolstered the portfolio by adding 37,500 hectares of mineral exploration permits covering the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district in central Norway.

  In Australia, the Company received the grant of an exploration permit in the Mt Steadman region, and subsequently expanded the land positions at the Yarrol and Mt Steadman gold projects through the acquisition of additional permits from a third party which cover multiple historical drill defined zones of mineralization. Both projects are located in the goldfields of central-Queensland and are available for partnership.
  In Turkey, EMX was advised by the operator of the Balya lead-zinc-silver royalty property that ongoing development and resource delineation programs are expected to generate initial production royalties later in 2021.

  During Q1, the Company increased its equity interest to 24.97% in Rawhide Acquisition Holding LLC ("RAH") by making an additional investment of US$1.25 million. RAH is a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada. RAH advised EMX that 5,829 ounces of gold and 51,330 ounces of silver were sold during the quarter at average prices of US$1,830/oz gold and US$26.58/oz silver. This yielded US$12.0 million in total revenue, which after costs and deductions, resulted in a net loss before tax to RAH. A portion of EMX's recent investment is being utilized to conduct a) cost efficient drill programs to delineate additional gold-silver mineralization, b) field work to identify district scale exploration opportunities, and c) drilling, sampling, and metallurgical test programs to characterize historical open pit back fill material as potential sources of mineralized material for processing.

Corporate Update

EMX is diligently monitoring developments regarding the novel coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Although restrictions remain in place for many jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running with in-country based staff.

OUTLOOK

EMX ended Q1-2021 with $49.2 million in cash, $13.2 million in tradable securities, $5.9 million in private company equity, and $4.3 million in strategic investments. The Company is off to a great start this year with four new partners, optioning six nickel-copper-PGE-cobalt projects in Scandinavia, two Arizona copper projects and one Idaho gold project, and one copper project in Utah, to privately held companies. These transactions provide EMX with unique upside opportunities. Besides the immediate benefit to EMX of cash payments and equity stakes in our partners, there is the optionality of exploration discoveries and retained royalty interests, as well as the commercial upside if any one of these partners proceed with an IPO founded upon a core of assets provided by EMX. Success cases of this approach include Ridgeline Minerals (TSX-V: RDG) with the Swift and Selena Carlin-type deposits in Nevada, which are now EMX royalty properties, and Gold Line Resources (TSX-V: GLDL) with a portfolio of gold projects in Sweden covered by EMX royalty interests.

Our recent cooperation with Gold Line on the Oijarvi and Solvik transaction with Agnico further highlights the excellent working relationships EMX strives to foster with its partners. In this case, EMX identified the Agnico opportunities, brought them to Gold Line, and facilitated a deal whereby Gold Line will acquire the two gold properties with EMX receiving additional equity interest in GLDL and cash payments, as well as retaining the option to acquire a royalty interest in the projects. This is a win-win-win outcome for the three parties involved.

Also in Q1-2021, three copper projects (two in Arizona and one in New Mexico) were optioned to our long standing RSA partner South32. South32 has been a solid and supportive partner, and the recent renewal of the copper RSA covering exploration for the years 2021-2022 is a strong vote of confidence. EMX is well positioned for a copper discovery in the southwestern U.S. with backing from an industry major, and programs focused on innovative exploration approaches, field work, and drill testing.

As projects are being partnered, the Company's royalty generation teams continue to organically grow the portfolio by acquiring new precious, base, and battery metals properties in Fennoscandia, the western U.S., and Australia. As a subsequent event, the Company's quick actions to seize an opportunity led to the acquisition of a 37,500 hectare position covering the historical mines, deposits, and prospects of the Mo-i-Rana polymetallic district in central Norway. In Australia, EMX expanded its property positions in the goldfields of Queensland at the Yarrol and Mt Steadman projects to cover historical mining operations and drill defined gold deposits. EMX's new royalty generation properties provide fresh opportunities to an industry eager for quality projects during a rising bull market in commodities.

Yet success in exploration, development, and mining is a long game, and prudently building a royalty portfolio is a process that takes time. But EMX is in a position to ultimately realize the returns from more than 17 years of staying power. The Timok royalty property, which is on schedule to commence initial production mid-2021, and the Balya royalty property, which is advancing to production later this year, are examples of long held royalty assets that are poised to pay off for the Company. Meanwhile Leeville continues to pay a royalty ‘dividend’ to EMX as Nevada Gold Mines invests in and advances the property’s exploration and development potential.

EMX's Q1-2021 progress and achievements are a testament to the hard work and perseverance of our first class team of professionals. We are optimistic of our opportunities in 2021, and enthusiastic to earn our way to success over the course of the year.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussions include overviews of the work conducted in Q1 of 2021 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

North America

United States

EMX’s portfolio in the U.S. includes 71 royalty and royalty generation properties in Arizona, Nevada, Utah, Idaho, Wyoming, Oregon, and Alaska. There were 33 royalty properties and projects optioned for an EMX royalty interest, eight projects being advanced under the South32 Regional Strategic Alliance ("RSA"), and 30 royalty generation properties available for partnership. Six projects were optioned to third parties during the quarter, and one project was optioned as a subseuquent event. Three of the projects were copper exploration properties selected by South32 as Designated Projects. The Company’s work in Q1 focused on a) advancing the South32 funded RSA and other optioned copper projects and generative programs in the southwestern U.S., b) precious metals focused generative programs and the acquisition of new gold projects by staking open ground, c) forming new partnerships for available properties, and d) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively). Leeville provisional royalty payments to EMX totaled approximately US$210 thousand. Royalty production totaled 120 troy ounces of gold that were sourced from the West Leeville (66%), Carlin East (33%), and other operations (1%).
  EMX's Gold Bar South ("GBS") 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada. In Q1, McEwen provided a mineral resource and reserve update for the Gold Bar operation, including a first time, open pit constrained probable reserves for GBS at an assumed gold price of US$1500/oz, and given as 2,135 Ktons averaging 0.031 oz/ton gold, yielding contained gold of 65.7 Koz and recoverable gold of 40.1 Koz (see McEwen news release dated January 7, 2021). McEwen's inclusion of the GBS satellite open pit into the Gold Bar mine plan is given in a feasibility study that included the reserve contributions from GBS (see McEwen news release dated February 22, 2021). EMX is encouraged by the steady advancement of the GBS royalty property towards mine development.
  EMX has a Regional Strategic Alliance ("RSA") agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). The RSA agreement was renewed for an additional two years in November of 2020. Under the terms of the agreement, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

South32 elected to add EMX's Copper Springs, Jasper Canyon, and Malone projects as Designated Projects in Q1 with the execution of three separate option agreements. The Copper Springs and Jasper Canyon projects occur in the Globe-Miami mining district of east-central Arizona, and the Malone project is in southwestern New Mexico.

Under the terms of the agreements, South32 can earn a 100% interest in a given project by making yearly option payments and completing work commitments over a five year period. After South32's exercise of an option, EMX will retain a 2% NSR royalty interest, and receive AAR and milestone payments (see EMX news release dated December 6, 2018 for further discussion of the commercial terms for Designated Projects). By the end of Q1, a reconnaissance drill program had commenced at Jasper Canyon.

In addition to the Designated Projects, five porphyry-copper early stage exploration projects in Arizona and Utah were advanced and generative reconnaissance work was conducted under the terms of the RSA.

  EMX, through its wholly-owned subsidiary Bronco Creek Exploration Inc., optioned the Red Top, Ripsey West, and Miller Mountain projects to Zaya Resources, Ltd., a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation (see EMX news release dated March 24, 2021). The Red Top and Ripsey West projects occur in central Arizona's Laramide copper belt, and the Miller Mountain gold project is in the Trans-Challis fault zone of west-central Idaho. The agreement provides EMX with an initial 9.9% equity interest in Zacapa, a 2.5% production royalty for Red Top and Ripsey West, a 3.5% production royalty for Miller Mountain, and for each project advance royalty and milestone payments.

EMX acquired the projects by staking open ground after recognizing overlooked opportunities in historical mining districts that may have not fit the exploration or development criteria of earlier times. During the quarter, permitting activities were completed for initial drill tests of the two copper projects scheduled to commence in Q2.

  As a subsequent event, EMX optioned the Copper Warrior project in Utah to Warrior Metals Inc. ("Warrior Metals"), a Utah corporation and wholly-owned subsidiary of American West Metals Limited, a privately held Australian corporation (see EMX news release dated April 15, 2021). The agreement provides EMX with cash and share payments, as well as work commitments during Warrior Metals' earn-in period. Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing AAR payments.

The Copper Warrior project contains disseminated sandstone-hosted copper mineralization in receptive stratigraphic units which are the same host rocks being mined at the nearby Lisbon Valley operation. Copper Warrior was acquired by EMX in 2015 through the staking of open ground.

  EMX has 3.25% NSR royalty interests covering Ridgeline Minerals Corp's (TSX-V: RDG) ("Ridgeline") Swift and Selena projects in north-central Nevada. EMX also is a shareholder in Ridgeline as a result of working with Ridgeline during its period as a private company to secure its initial portfolio of projects and funding (see EMX news release dated May 30, 2019). Ridgeline's exploration programs for Carlin-type gold mineralization at Swift and Selena continue to return encouraging results.

At the Swift royalty property, which is located in Nevada's Cortez mining district, Ridgeline completed a three hole reconnaissance drill program totaling 2,413 meters at the Fallen City target. Two of the three widely spaced drill holes at Fallen City intersected altered rocks of the Wenban and Roberts Mountains Formations, with short intervals (i.e., 0.2-1.5 m at +870 m depth; true widths unknown) of gold and silver mineralization intersected (i.e., 0.05-0.55 g/t Au; 6.6-860.0 g/t Ag) in hole SW20-002 (see Ridgeline news releases dated January 13, 2021). Importantly, Ridgeline's results represent the first time the Wenban Formation, one of the primary gold host rocks in the Cortez district, had been intersected at the Swift property.

The Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend. Ridgeline's 22 reverse circulation drill holes totaling 3,223 meters not only confirmed the original target concept but also expanded the footprint of oxide mineralization. Fourteen of the 22 holes returned significant silver-gold intercepts, including 36.5 meters @ 54.22 g/t silver and 0.31 g/t gold (SE20-014, from 125.0-161.5 m) and 44.2 meters @ 57.2 g/t silver and 0.22 g/t gold (SE20-021, 208.8-253.0 m) from the "New Discovery" zone (true widths estimated at 80-90% of drilled intercept) (see Ridgeline news release dated January 20, 2021). The New Discovery zone has an approximately one kilometer strike length, with mineralization hosted in key host rocks that include the Pilot Shale and Guillmette Limestone. Ridgeline's review of historical drill hole results also identified new target areas on the property (see Ridgeline news release dated February 8, 2021).

  EMX has three Idaho gold projects optioned under separate agreements to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, AAR payments, and milestone payments. Two of the projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho. The third project, Robber Gulch, is in south-eastern Idaho.

During Q1, Gold Lion conducted exploration work including:

- At Robber Gulch, Gold Lion targeted Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks. As part of Gold Lion's exploration programs, 700 meters of trenching and sampling were completed, with trench RG-20-03 returning 0.45 g/t gold over 174 meters in the newly identified Raider zone (true width unknown) and commenced an initial drill program (see Gold Lion news release dated January 4, 2021). The first hole of the program (RG-RC-21-01) intersected three separate intervals of stratabound gold mineralization southeast of the Raider Zone (see Gold Lion news release dated February 19, 2021).

- At Erickson Ridge, mesothermal gold mineralization is located along the regional scale Orogrande Shear Zone. Gold Lion completed an IP survey extending from the historical resource area to the north and south along trend. Based upon encouraging results from its surface exploration programs, Gold Lion is permitting 62 drill sites at Erickson Ridge with the U.S. Forest Service (see Gold Lion news release dated January 19, 2021).

  The Antelope gold project in Nevada was optioned to Hochschild Mining (US) Inc. ("Hochschild") in 2020 (see Company news release dated June 3, 2020). The project is located in Nevada's Illipah mining district and contains multiple Carlin-style gold targets.

Results from 2020 field programs were used to identify targets for a four hole reconnaissance drill program totaling 1,523 meters. Three holes intercepted Carlin-style alteration consisting of decalcification and silicification of carbonate-bearing lithologies. Hochschild elected to return the property to 100% EMX control. The Antelope project is now available for partnership.

  EMX's Cathedral Well royalty property is located at the southern end of Nevada's Carlin Trend, and surrounds the historical Greensprings open pit mines. Cathedral Well was sold to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments (see EMX news release dated July 17, 2014). Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact").

Contact has outlined several exploration targets for drilling, with two of these targets 100% within the EMX royalty position (i.e., Foxtrot and Whiskey), and a third partially within EMX's royalty ground (i.e., Tango). The 2021 program commenced in Q1, and Contact stated that drill testing will include the Tango and Foxtrot targets (see Contact news release dated March 9, 2021).

  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd.'s Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019, respectively). EMX's Goodpaster royalty properties are prospective given Northern Star's exploration successes at its nearby Goodpaster prospect.

During 2020, Millrock entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5 million in exploration at its 64North Gold Project (see Millrock news release dated February 4, 2020), which is largely covered by EMX royalty interests. In Q1, Millrock announced that Resolution had completed the requirements to earn an initial 30% interest in the 64North project (see Millrock news release dated January 27, 2021).

  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX has established a significant royalty and property portfolio in Ontario and Quebec totaling over 180,000 hectares, which is in addition to the Pyramid royalty property in British Columbia. These properties provide the Company with upside optionality in premier Canadian mining districts that are undergoing increased levels of exploration and development activity.

Over 80% EMX's portfolio in Ontario and Quebec is under option or royalty agreements, providing the Company with a steady source of pre-production cash flow. The Perry English Portfolio (see EMX news release dated July 7, 2020) covers prospective exploration ground in Canada's Superior Province, which hosts several highly productive mining camps, including the Red Lake district. The Frontline Portfolio (see EMX news release dated December 8, 2020) covers four properties in the heart of the Red Lake mining district, all of which are currently optioned to, or operated by, Pacton Gold Inc. (TSX-V: PAC) ("Pacton"). EMX's focus on the Red Lake district highlights an investment strategy aimed at one of Canada's most active mining camps, which continues to see accelerating exploration activity on, and around, many of EMX's royalty properties.

South America

EMX holds NSR royalty interests covering 18 properties located in key metallogenic belts of northern Chile. The portfolio consists of porphyry copper, IOCG (iron-oxide-copper-gold), manto, and epithermal gold-silver projects that occur in Chile's Coastal (e.g., Amancaya and Manto Verde), Paleocene (e.g., El Penon and Spence) and Domeyko (e.g., Escondida, Chuquicamata, and El Albra) metallogenic belts. The prospective geology and diversity of metals covered by the portfolio provide EMX with significant upside discovery and commodity optionality.

  Eight copper projects in the Antofagasta region are held by Pampa Metals Corporation (CSE: PM) ("Pampa"). The Pampa properties are covered by EMX 1% NSR royalty interests (i.e., Arrieros, Block 2, Block 3, Block 4, Redondo-Veronica, Cerro Blanco, Cerro Buenos Aires and Morros Blancos). Pampa's focus during Q1 was to define drill targets at the Arrieros and Redondo-Veronica projects by conducting geophysical and geological mapping programs (see Pampa news release dated March 17, 2021).
  Five of EMX's royalty properties, with NSR royalties of 0.5% to 1%, are controlled by Austral Gold Limited (ASX: AGD; TSX-V: AGLD) ("Austral") (i.e., San Guillermo, Reprado, Limbo, Magallanes, and Redondo-Veronica). Three projects are near Austral's Guanaco/Amancaya mining complex in the Paleocene-Eocene gold belt of northern Chile, which continued to be a focus of Austral's exploration and development activities during Q1.
  The remaining five properties in EMX's portfolio, with NSR royalties of 1% to 2%, are controlled by other exploration and mining companies active in Chile (i.e., Victoria Norte - Hochschild, Kolla Kananchiari - Masglas America and San Valentino, T4 and Las Animas - Atacama Copper).

Europe

Serbia

The Company has royalties on three properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped 0.5% NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project.

The Brestovac NSR royalty was originally granted to Euromax Resources Ltd. ("Euromax") by Reservoir Capital Corporation via a Royalty Agreement executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (see EMX news release dated February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred, and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future.

During Q1, EMX filed on SEDAR a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" by Mineral Resource Management LLC (see EMX news release dated March 2, 2021). As summarized in EMX's Timok Technical Report, an Upper Zone Pre-Feasibility Study ("PFS") and Lower Zone inferred resource estimate were completed by previous operator Nevsun Resources Ltd. ("Nevsun") in 2018. EMX has requested, but has not been provided, the supporting data and information used for Nevsun's or Zijin's Timok Project disclosures, nor does EMX have access to the properties. As a result, EMX has not been able to independently verify the technical information regarding Nevsun's or Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Zijin has stated that it expects commencement of production at the "Timok Copper and Gold Mine" in the second quarter of 2021. Recent public disclosures are consistent with this objective, and the project appears to be advancing on schedule (see https://seenews.com/news/zijin-to-open-cukaru-peki-mine-in-serbia-in-2021-734772).

Fennoscandia

The Company's portfolio in Fennoscandia totals 58 royalty and royalty generation projects, the majority of which are being advanced by partner companies. Six projects were partnered in Q1. For many partnered projects, EMX has been providing technical and field support on a 100% reimbursed basis. EMX's royalty generation initiatives continued to add new projects to the portfolio during Q1 that are available for partnership.

  In 2019, EMX sold five gold projects in the "Gold Line" metallogenic belt in Sweden (4 projects) and the Skellefteå Belt (1 project) of north-central Sweden to Gold Line Resources Ltd. (TSX-V: GLDL) ("Gold Line") (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in Gold Line, advance royalty payments, and 3% NSR royalty interests in the projects.

In Q1, the Company executed a definitive agreement with Gold Line and Agnico Eagle Mines Limited ("Agnico") (NYSE and TSX: AEM), by which Gold Line acquired Agnico's Oijärvi gold project in central Finland and the Solvik gold project in southern Sweden for an aggregate purchase price of US$10 million (see EMX news release dated March 22, 2021). The purchase price was comprised of staged payments over three years totaling US$7 million in cash and US$1.5 million in GLDL shares and US$1.5 in EMX shares. Agnico retains a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1 million. As a result of the agreement, Agnico will become a shareholder of EMX and Gold Line, and EMX will increase its equity holdings in Gold Line and receive staged cash payments from Gold Line as reimbursement for the US$1.5 of EMX shares issued to Agnico over the course of the agreement. Both projects acquired from Agnico contain drill defined gold mineralization, and a historical resource was reported by Agnico for the Kylmäkangas prospect at the Oijärvi property.

  EMX executed an option agreement for the Flåt, Bamble and Brattåssen projects in Norway, and for the Mjövattnet and Njuggträskliden projects in Sweden with Martin Laboratories EMG Limited ("MLE"), a private UK based company (see EMX news release dated February 3, 2021). MLE can acquire 100% interests in the projects by satisfying certain work commitments and providing EMX with an equity interest in MLE, a 2.5% NSR royalty on each project, and other consideration including AAR and milestone payments. MLE may also issue up to 9.9% of its issued and outstanding share capital to the Company as certain conditions are satisfied.
  EMX also executed a purchase agreement for the Bindal gold project in Norway with Martin City Mining (MCM) in Q1. The agreement provides for the sale of a Norwegian subsidiary of EMX holding 50% of the project to MCM, with MCM acquiring additional exploration permits covering the other 50% of the Bindal project. EMX retains a 2.5% NSR on both property positions.
  EMX acquired a 2% NSR royalty in 2020 on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V. ("Akkerman"), a private Netherlands company (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

A mineral resource estimate for the Kaukua deposit was announced in September 2019 by Palladium One (see Palladium One news release dated September 19, 2019). Since then, Palladium One has conducted aggressive drilling and geophysical programs at the LK project, in-filling and extending drill defined mineralization at Kaukua South and identifying new targets for follow-up.

  In 2020, EMX sold the Tomtebo and Trollberget polymetallic projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") for an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020).

In Q1, District commenced a 5,000 meter diamond drill program at Tomtebo to follow-up on historical drill results in the historical Tomtebo mine area (see District news release dated March 15, 2021).

  EMX optioned the Løkken and Kjøli polymetallic projects in Norway and a group of eight exploration licenses located in the southern extension of the "Gold Line" metallogenic belt in Sweden to Capella Minerals Limited (TSX-V: CMIL) ("Capella") for cash payments, an equity interest in Capella and work commitments (see EMX news release dated August 11, 2020). Upon Capella's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of Capella, and other consideration to EMX's benefit.

Capella commenced an auger till sampling program at the southern Gold Line properties in Q1. As a subsequent event, EMX received 13,614,785 shares of Capella upon receiving approval of the transaction from the TSX Venture Exchange and as part of its non-dilution rights under the agreement.

  EMX optioned the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway to Pursuit Minerals Limited (ASX: PUR) ("Pursuit") in 2020 for an equity interest in Pursuit, a 3% NSR royalty on each project, and other consideration to EMX's benefit, including AAR and milestone payments (see EMX news release dated February 18, 2020). The agreement provides Pursuit with the option to earn 100% interest in the projects.

In Q1, Pursuit executed an agreement to sell its Scandinavian projects, including EMX's three royalty properties in Norway, to Kendrick Resources Plc (see Pursuit news release dated January 20, 2021). Kendrick will now assume Pursuit's responsibilities under the agreement with EMX.

  Sienna Resources Inc. (TSX-V: SIE) ("Sienna") has a two year option period to acquire EMX's Kuusamo battery metals project in Finland in exchange for a 3% NSR royalty, satisfying work commitments, and making payments of cash and equity to EMX (see EMX news release dated May 25, 2020). The Kuusamo Ni-Cu-Co-PGE project is comprised of two exploration "reservation" properties located adjacent to, and near, EMX's Kaukua PGE royalty property in Finland. Both the Kuusamo and Kaukua properties have Ni-Cu-Co-PGE enriched sulfide horizons near the base of the Koillismaa Layered Igneous Complex ("KLIC").

In Q1, Sienna announced it had expanded the property position at Kuusamo and completed soil geochemical surveys that confirmed the presence of KLIC hosted Ni-Cu-Co-PGE enriched horizons (see Sienna news release dated February 12, 2021).

  Playfair Mining Ltd. (TSX.V: PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in 2020 exercised the option to acquire 100% interest in both projects (see Playfair news release dated July 13, 2020) by issuing an additional 3 million Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3 million within five years.

In Q1, Playfair announced the delineation of multiple targets for follow-up drilling, including near the Røstvangen and Rødalen historical mines.

  EMX has a 3% NSR royalty interest covering the Burfjord copper-gold project located in Norway operated by Norden Crown Metals Corp. ("Norden") (TSX-V: NOCR). Norden entered into a joint venture agreement with Boliden Mineral AB ("Boliden") in 2020 (see Norden news release dated June 10, 2020). Norden commenced a 3,500 meter diamond drill program at Burfjord in Q1 to test copper-gold targets at historical mines and prospects identified from field work conducted in 2020 (see Norden news release dated February 8, 2021).

EMX also has a 3% NSR on Norden's Gumsberg VMS project in Sweden's Bergslagen mining district. At the Fredriksson Gruva prospect Norden drilled three holes below historical workings and intersected stratiform sulfide to massive sulfide mineralization, including an intercept of 13.5 meters averaging 6.05% zinc, 1.39% lead, and 43.2 g/t silver starting at 134.9 meters (true width estimated at 90-95% of reported interval length) (see Norden news release dated March 1, 2021). Norden's drilling at the Östrasilvberg prospect intersected variable widths of massive sulphides with precious and base metals mineralization, including hole GUM20-07 which intersected 2.6 meters of 6.76% zinc, 2.91% lead, 159.82 g/t silver, and 0.42 g/t gold starting at a depth of 238.4 meters (true width estimated at 50-65% of reported interval length) (see Norden news release dated February 25, 2021).

  As a subsequent event, EMX acquired 37,500 hectares of mineral exploration permits in central Norway that cover the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district (see EMX news release dated April 6, 2021). Over 200 mines and prospects with VMS styles of mineralization are located within the Mo-i-Rana project area, including ten former producing mines. The acquisition of the Mo-i-Rana belt is part of a broad initiative that EMX is executing in Norway, where it has been steadily acquiring and forming partnerships to advance a variety of projects, including polymetallic base metal deposits, orogenic style gold systems and "battery metal" (nickel-copper-cobalt-PGE) type deposits. EMX is planning to commence field work on the Project this spring and summer.
  EMX continued to pursue new acquisition opportunities in Fennoscandia, with an emphasis on orogenic lode/intrusion-related gold and battery metal/PGE assets. The Company is seeking partners for its available royalty generation properties.

Turkey

EMX holds interests in six properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which have been advanced by Turkish companies. The Company continues to work closely with its Turkish partners and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district of northwestern Turkey. EMX holds an uncapped 4% NSR royalty on Balya, which is now operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. The Company's royalty agreement with Esan provides for the blending of mineralized materials mined from EMX's royalty property with those mined from the Esan property, and with processing conducted at Esan's facilities.

During Q1, Esan notified EMX that it had started development of a 4,900 meter decline at Balya North (previously known as Hastanetepe) that will be completed sometime in 2023 (see EMX news release dated February 11, 2021). Esan also advised EMX that initial production from Balya North "run of mine" material is anticipated in Q4, 2021 as development of the decline advances and encounters lead-zinc-silver mineralized bodies along its path. Esan's drill program to in-fill and extend zones of mineralization at the Balya North deposit is ongoing.

  The Company sold of the Alanköy and Trab-23 gold-copper projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019), after receiving the required approvals from the Ministry of Mines in 2020.

During Q1, forestry permits were received to conduct drilling at the Alanköy copper-gold project. Kar has advised of its intention to return the Trab-23 project to 100% EMX control.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project, which was partnered in 2020, and the Yarrol and Mt Steadman intrusion-related gold system ("IRGS") projects which are available for partnership. During the quarter, EMX received the grant of an exploration permit in the Mt Steadman region. As a subsequent event, EMX expanded the land positions at Yarrol and Mt Steadman through the acquisition of additional permits from a third party which cover multiple historical drill defined zones of mineralization (see Company News Release dated April 26, 2021). The Company also continued to evaluate royalty generation opportunities and lodge new license applications during Q1.

  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial, elluvial, and "reef" (bedrock) gold occurrences have been recognized along the Koonenberry fault zone (see EMX news release dated September 19, 2017).

The operator of the Koonenberry project, Koonenberry Gold Pty Ltd ("KNB"), a private Australian company, continued work programs in Q1 that focused on exploring and prioritizing gold mineralized reef targets in preparation for drill testing in Q2. Numerous new targets have been identified during these recent programs. KNB also progressed towards obtaining a public listing during Q1.

  The Company optioned the Queensland Gold project in east-Central Queensland to Many Peaks Gold Pty Ltd. ("MPL"), a private Australian company in 2020 (see EMX news release dated September 8, 2020). The agreement provides for cash payments to EMX and work commitments during a one-year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, pre-production payments, a retained 2.5% NSR royalty interest and other consideration to EMX's benefit.

The 47,600 hectare Queensland Gold property is located in east-Central Queensland and represents one of EMX's largest royalty properties by area, covering multiple exploration targets with styles of mineralization that include IRGS, skarn, reef-type veins, and sediment hosted copper-silver mineralization. The Queensland Gold property has been the site of historical mining and exploration activities for over a century. MPL conducted surface sampling programs in preparation for a reconnaissance drill program scheduled to commence in Q2.

  The Company's initial exploration permit at its 17,500 hectare Yarrol project in central-Queensland was issued in mid-2020, and the initial exploration permit at the 5,700 hectare Mt Steadman (EPM27750) was issued in early 2021. Additional permits at Yarrol and Mt Steadman were acquired from a third party as a subsequent event in Q2 (see previous discussion).

Yarrol is an IRGS project ~30 kilometers south of EMX's Queensland Gold property. Historical exploration at Yarrol yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that are postulated to represent concealed diorite-hosted gold targets at depth. The Mt Steadman project is also an IRGS-type system that is located along the Perry Fault regional-scale structure. Mt Steadman's historical gold production dates from the 1880's onward from the Chowey Goldfields, and along the trend of the Perry Fault at the Venus, London and Steadman mines. Yarrol and Mt Steadman both contain historical gold resources, and both projects are available for partnership.

Strategic Investments

The Company has strategic investments in companies with under-valued mineral assets that have upside exploration or development potential. Strategic investments serve as a complement to EMX's royalty and royalty generation business initiatives.

  The Company is a strategic investor in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero is an environmental consulting practice focused on mine reclamation in the United States and Canada. EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments, as well as a 7.5% equity position. The investment also establishes the basis for a strategic alliance that leverages a combination of EMX's knowledge of historical mining districts with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale as an asset for exploration or development.

During Q1, EMX received $69,000 (US$54,000) in quarterly dividend payments from Ensero. EMX and Ensero evaluated multiple opportunities in North America under the EMX-Ensero strategic alliance in Q1.

  During Q1, the Company increased its equity interest to 24.97% in Rawhide Acquisition Holding LLC ("RAH") by making an additional investment of US$1.25 million. RAH is a privately-held Delaware company that owns the Rawhide gold-silver mining operation (see EMX news release dated December 19, 2019). The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is an open pit heap leaching operation that produces and sells gold and silver doré.

Production in Q1 was principally sourced from the Regent open pit. RAH advised EMX that 5,829 ounces of gold and 51,330 ounces of silver were sold at average prices of US$1,830/oz gold and US$26.58/oz silver during Q1. This yielded US$12.0 million in total revenue, which after costs and deductions, resulted in a net loss before tax to RAH. Consequently, EMX and the other RAH members did not receive Q1 ordinary dividend or other payments.

A portion of  EMX's recent US1.25 million investment is being utilized to conduct: a) cost efficient drill programs to delineate additional gold-silver mineralization at Regent, the historical Rawhide deposits, and extending along structural controls from historical open pit operations, b) field work to identify and prioritize district scale exploration opportunities for follow-up drilling, and c) drilling, sampling, and metallurgical test programs to characterize historical open pit back fill material as potential sources of mineralized material for processing.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia, Fennoscandia, Turkey, and Australia.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2021

The net loss for the period ended March 31, 2021 (“Q1-2021”) was $4,424,000 compared to a net income of $2,120,000 for the comparative period (“Q1-2020”).  The net loss for Q1-2021 was made up of revenues of $1,298,000 (Q1-2020 - $751,000), costs and expenses, including royalty generation cost totaling $3,946,000 (Q1-2020 - $3,279,000), and loss from other items totaling $1,776,000 (Q1-2020 – gain $4,648,000). Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $1,321,000 (Q1-2020 - $818,000), a realized gain on sale of marketable securities of $441,000 (Q1-2020 - $47,000), equity income from the Company’s share of income of an investment in Rawhide of $221,000 (Q1 – 2021 - $Nil) and a foreign exchange adjustment of $1,117,000 (Q1-2020 – gain $5,419,000). As a significant component of the Company’s assets and liabilities are held in $US, foreign exchange adjustments can be significant from one period to the next. The value of the $US has declined since January 1, 2021.

Revenues and other income

The Company earns various sources of revenue including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended March 31, 2021 and 2020, the Company had the following sources of revenues:

	Three months ended
Revenue and other income	March 31, 2021	March 31, 2020
Royalty revenue	$392	$343
Interest income	175	255
Option and other property income	652	153
Dividend Income	79	-
	$1,298	$751

In Q1-2021, the Company earned $392,000 (Q1-2020 - $343,000) of royalty income. This included royalty income earned for approximately 120 (Q1-2020 - 139) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on various properties in Sweden.  The increase compared to the three months ended March 31, 2020 was mainly the result of an increase of the average realized gold price on ounces received from the Leeville royalty in the current period as well as increased AMR’s received on the Company’s Sweden royalties. In Q1-2021, the average realized gold price for the Leeville royalty was US$ 1,795 (Q1-2020 - US$ 1,588) per ounce. Gold tax and depletion of $255,000 (Q1-2020 - $393,000) is applied against royalty income from the Leeville complex and included in costs and expenses.

Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable, and interest accretion on the Ensero investment. A decrease in interest income was expected with a decrease in treasury rates and settlement of debt.

The increase in option and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US, as well as execution payments and proceeds on the sale and formation of additional royalty generation agreements. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds which increased in Q1-2021 compared to Q1-2020. Further, anti-dilution provisions in property agreements provide for additional equity received and were included in option and other property income. For the period ended March 31, 2021, included in option and other property income was $398,000 related to the fair value of shares received from option agreements. As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended March 31, 2021 and 2020 comprised of the following:

	Three months ended
General and administrative expenses	March 31, 2021	March 31, 2020
Salaries, consultants, and benefits	$985	$473
Professional fees	213	232
Investor relations and shareholder information	172	160
Transfer agent and filing fees	187	56
Administrative and office	274	267
Travel	20	15
	$1,851	$1,203

General and administrative expenses ("G&A") of $1,851,000 were incurred compared to $1,203,000 in Q1-2020. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q1-2021 compared to Q1-2020 are related to:

  Salaries and consultants increased in Q1-2021 by $512,000 compared to Q1-2020 primarily resulting from timing of approval and payment of short-term incentive bonuses which were accrued in the current quarter compared to Q2 of the previous year.
  Transfer agent and filing fees increased by $131,000 compared to Q1-2020. The increase was mainly due to timing of annual listing fees for the NYSE.
  Global travel restrictions as a result of COVID has kept travel costs comparatively low.

It should be noted that many of our personnel and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs decreased from $1,600,000 in Q1-2020 to $1,287,000 in Q1-2021 on a net basis. This is a result of an increase in expenditures of $1,910,000 in Q1-2021 compared to Q1-2020 offset with an increase in recoveries from partners by $2,223,000 in Q1-2021 compared to Q1-2020.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for the current period compared to Q1-2020 is directly related to cost recoveries on multiple projects partnered with Norden Crown Metals Corp. and Gold Line Resources Ltd. in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q1-2021 the Company recorded a total of $555,000 in share-based payments compared to $78,000 in Q1-2020.  The aggregate share-based payments relate to the fair value of stock options and RSU's vested during the period and the fair value of incentive stock grants. Of the total share-based compensation, $13,000 (Q1-2020 - $Nil) was included in royalty generation costs. Timing of share-based payments can fluctuate. The increase in Q1-2021 compared to Q1-2020 was the result of vesting and settlement of RSU's.

Other

  During the three months ended March 31, 2021, the Company had an unrealized loss of $1,321,000 (Q1-2020 - $818,000) related to the fair value adjustments of certain financial instruments, and a realized gain of $441,000 (Q1-2020 – $47,000) for the sale of certain marketable securities held by the Company. The unrealized losses in the current period can be primarily attributed to an overall weaker market performance of investments relative to the sustained strength which was realized in 2020.
  In Q1-2020, the Company incurred a foreign exchange adjustment of $1,117,000 compared to a foreign exchange gain of $5,419,000 in Q1-2020. This was directly related to the Company holding significant $US cash balances and net assets as the $US was lower at March 31, 2021 than at March 31, 2020.

  For the three months ended March 31, 2021, the Company recorded $221,000 in income related to its share of income from its investment in Rawhide, an associated entity.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2021, the Company had working capital of $63,452,000 (December 31, 2020 - $68,995,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $1,592,000 for the three months ended March 31, 2021 (Q1-2020 - $3,560,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received. Another significant component of cash used in operations is the increase in due diligence and project investigation related activities related to royalty generation.

Financing Activities

The total cash provided by financings during the three months ended March 31, 2021 was $433,000 (Q1-2020 - $863,000). The proceeds in the current period were related to the exercise of stock options. The cash provided by financing for the three months ended March 31, 2021 included $Nil (Q1 2021 - $536,000) in loan repayments.

Investing Activities

Cash used in investing activities for the three months ended March 31, 2021 was $1,479,000 compared to $5,797,000 for the comparative period.

Some of the significant cash investment activities during the three months ended March 31, 2021:

  The proceeds from the sale of fair value through profit and loss investments of $838,000 (Q1 2020 - $844,000), offset with purchases of $505,000 (Q1 2020 - $154,000);
  The purchase of royalty and other property interests, totalling $Nil (Q1 2020 - $1,810,000).
  Receipt of anniversary and option payments totalling $143,000 (Q1 2020 - $Nil) related to the Perry English and Frontline portfolios in Canada; and
  The Company also received approximately $37,000 (Q1-2020 - $255,000) in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Revenue and other income	$1,298	$1,261	$1,261	$2,350
Project and royalty generation costs	(4,027)	(2,117)	(5,838)	(4,765)
Recoveries from partners	2,740	517	3,374	1,721
Project and royalty generation costs, net	(1,287)	(1,600)	(2,464)	(3,044)
Share-based payments	542	14	14	1,448
Net income (loss) for the period	(4,424)	(913)	(913)	(3,281)
Basic earnings (loss) per share	(0.05)	(0.01)	(0.01)	(0.04)
Diluted earnings (loss) per share	(0.05)	(0.01)	(0.01)	(0.04)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Revenue and other income	$751	$1,383	$1,212	$1,074
Project and royalty generation costs	(2,117)	(4,324)	(3,638)	(5,887)
Recoveries from partners	517	3,106	1,714	1,669
Project and royalty generation costs, net	(1,600)	(1,218)	(1,924)	(4,218)
Share-based payments	78	223	114	908
Net income (loss) for the period	2,120	(1,900)	(2,391)	(6,742)
Basic earnings (loss) per share	0.03	(0.02)	(0.03)	(0.08)
Diluted earnings (loss) per share	0.02	(0.02)	(0.03)	(0.08)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the three months ended March 31, 2021	Salary and fees	Payments	Total
David M. Cole, President and CEO	$245	$138	$383
Christina Cepeliauskas, Chief Administrative Officer	59	53	112
Rocio Echegaray, Corporate Secretary	44	18	62
Doug Reed, Chief Financial Officer	86	21	107
Brian Levet, Director	11	-	11
Brian Bayley, Director	10	-	10
Larry Okada, Director	12	-	12
Michael Winn, Director (1)	156	41	197
Seabord Services Corp. (2)	65	-	65
Total	$688	$271	$959

In Thousands of Dollars
		Share-based
For the three months ended March 31, 2020	Salary and fees	Payments	Total
David M. Cole, President and CEO	$109	$-	$109
Rocio Echegaray, Croporate Secretary	24	-	24
Brian Levet, Director	6	-	6
Brian Bayley, Director	6	-	6
Larry Okada, Director	6	-	6
Michael Winn, Director (1)	20	-	20
Seabord Services Corp. (2)	89	-	89
Total	$260	$-	$260

(1) Starting June, 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides accounting and administration staff, and office space to EMX.

Included in accounts payable and accrued liabilities at March 31, 2021 is the following balances owed to key management personnel and other related parties:

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	March 31, 2021	December 31, 2020
Amounts due to:
David M. Cole, President and CEO	Bonus and expense reimbursement	$145	$-
Christina Cepeliauskas, CAO	Bonus	24	-
Doug Reed, CFO	Bonus and expense reimbursement	29	-
Rocio Echegaray, Corporate Secretary	Bonus	19
Brian Levet, Director	Fees	8	-
Brian Bayley, Director	Fees	8	-
Michael Winn, Director	Fees	77	26
Larry Okada, Director	Fees	12	-
Seabord Services Corp.	Expense reimbursement	-	2
Total		$322	$28

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2020: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The current novel Coronavirus (COVID-19) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2020 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management has made updates and improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At May 12, 2021, the Company had 85,646,148 common shares issued and outstanding. There were also 6,896,000 stock options outstanding with expiry dates ranging from October 18, 2021 to May 12, 2026.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.